Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: September 30, 2021

EO Charging Announces Filing of a Public Proxy Statement/Prospectus on Form F-4

in Connection With Its Proposed Business Combination

with First Reserve Sustainable Growth Corp.

London, UK— EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle fleets, and First Reserve Sustainable Growth Corp. (“FRSG”) (NASDAQ: FRSG), a publicly-traded special purpose acquisition company sponsored by First Reserve, today announced the filing of a public proxy statement/prospectus on Form F-4 by EO Charging with the U.S. Securities and Exchange Commission (“SEC”) in connection with their recently announced proposed business combination. While the proxy statement/prospectus has not yet become effective and the information contained therein is subject to change, it provides important information about EO’s business and operations, the proposed business combination with FRSG and the proposals to be considered by the FRSG stockholders. The current filing can be accessed here: https://www.sec.gov/Archives/edgar/data/0001877625/000119312521287408/d135720df4.htm

Completion of the business combination, which is expected to close in the fourth quarter of 2021, is subject to approval by FRSG stockholders and other customary closing conditions, including the proxy statement/prospectus being declared effective by the SEC. The combined company will be led by Charlie Jardine, Founder and Chief Executive Officer of EO.

Additional information about the transaction can be viewed here: https://www.eocharging.com/investors

About EO

EO Charging (EO) is a leading technology solutions provider in the EV sector. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

About First Reserve Sustainable Growth Corp. (FRSG)

First Reserve Sustainable Growth Corp. (NASDAQ: FRSG) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FRSG’s aim is to identify opportunities and companies that focus on solutions, processes, and technologies that facilitate, improve, or complement the ongoing transition toward a more sustainable and environmentally-conscious global energy, infrastructure and industrial complex.

About First Reserve (FRSG’s Sponsor)

First Reserve is a private equity firm exclusively focused on investing across diversified energy, infrastructure, and general industrial end-markets. Founded in 1983, First Reserve has 38 years of industry insight, and has cultivated a network of global relationships. First Reserve has raised more than $32 billion of aggregate capital since inception. Its investment and operational experience have been built from over 700 transactions, including platform investments and add-on acquisitions, on six continents. The firm’s portfolio companies have operated globally in over 60 countries and span the entire energy and industrial spectrum.

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between FRSG, Juuce Limited (the “Company”) and EO, each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 has been filed by EO with the SEC. The Form F-4 includes a preliminary and will include a definitive proxy statement to be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials in the proxy statement/prospectus included in the Form F-4. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

EO Contacts

For Investors:

ICR, Inc.

eoIR@icrinc.com

For Media:

ICR, Inc.

eoPR@icrinc.com

First Reserve Sustainable Growth Corp. Contacts

For Investors:

info@frsgcorp.com

For Media:

Jon Keehner / Julie Hamilton

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449